Filed by Dril-Quip, Inc. pursuant to

Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dril-Quip, Inc.

Commission File No.: 001-13439

Dril-Quip Announces Special Meeting Date to Vote on Pending Merger with Innovex; Form S-4 Registration

Statement Declared Effective

HOUSTON, TX – August 6, 2024 – Dril-Quip, Inc. (NYSE: DRQ), (“Dril-Quip”), announced that its special meeting of stockholders will be held on Thursday, September 5, 2024, at 9:30 a.m., Central Time for consideration and voting on the proposed merger between Innovex Downhole Solutions, Inc. (“Innovex”) and Dril-Quip (the “Transaction”), as well as certain other matters relating thereto (“Dril-Quip Special Meeting”). The record date for the determination of stockholders entitled to receive notice of and to vote at the Dril-Quip Special Meeting is the close of business on August 5, 2024.

The Dril-Quip Board of Directors unanimously recommends that stockholders vote “FOR” each of the proposals to be considered at the Dril-Quip Special Meeting.

The registration statement on Form S-4 (as amended, the “Registration Statement”) of Dril-Quip has become effective today as filed with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement serves as both a proxy statement of Dril-Quip to solicit proxies for the meeting of Dril-Quip stockholders and as a prospectus relating to the Dril-Quip shares to be issued to certain Innovex stockholders under the Transaction (the “Proxy Statement/Prospectus”). A copy of the Registration Statement is accessible on the SEC’s website at www.sec.gov.

Dril-Quip stockholders who need assistance in completing the proxy card, need additional copies of the proxy materials or have questions regarding the upcoming special meeting may contact Dril-Quip’s proxy solicitor, Morrow Sodali, LLC, by calling toll-free at (800) 662-5200.

About Dril-Quip, Inc.

Dril-Quip is a leading developer, manufacturer and provider of highly engineered equipment and services for the global offshore and onshore oil and gas industry.

About Innovex Downhole Solutions, Inc.

Innovex designs, manufactures, and installs mission-critical drilling & deployment, well construction, completion, production, and fishing & intervention solutions to support upstream onshore and offshore activities worldwide. Innovex combines best-in-class engineering expertise with a unique blend of conventional, innovative, and proprietary technologies including WearSox® deepwater centralization products, SwivelMASTER® deployment technology, and dissolvable frac plugs, QCI artificial lift technologies, and a full suite of fishing tools. The company is headquartered in Houston, Texas with sales, operations and service locations throughout North America, Latin America, Europe, the Middle East, and Asia.

Contact Information

Investor Relations:

Erin Fazio, Director of Corporate Finance

erin_fazio@dril-quip.com

Dril-Quip

Media Relations:

Sydney Isaacs / Chuck Dohrenwend

Sydney.Isaacs@h-advisors.global / Chuck.Dohrenwend@h-advisors.global

H/Advisors Abernathy

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the SEC the Registration Statement on May 1, 2024 that the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive Proxy Statement/Prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy

Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.